       1 -- 401 (K) FOR HOURLY-PAID EMPLOYEES


==========================================================================



               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          --------------


                            FORM 11-K




          (X)  Annual Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934
               For the Fiscal Year Ended December 31, 1993

                               OR

          ( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
               For the transition period from_________ to_________


                  Commission File Number 1-3822


                   A.  Full title of the Plan:
     Campbell Soup Company Employee Savings and 401(k) Plan
                    for Hourly-Paid Employees


   B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

    Campbell Soup Company, Campbell Place, Camden, New Jersey 08103-1799


__________________________________________________________________________



          This Form 11-K contains 15 pages including exhibits.
                   An index to exhibits is on page 14.


==========================================================================

       2 -- 401 (K) FOR HOURLY-PAID EMPLOYEES

             Report of Independent Accountants


To the Administrative Committee
and Participants of the Campbell Soup Company
Savings and 401(k) Plan for Hourly-Paid Employees


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Campbell Soup Company Savings and 401(k) Plan for Hourly-Paid Employees at December 31, 1993 and 1992, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included as Exhibits 1 and 2 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE
Philadelphia, PA  19103
April 15, 1994

       3 -- 401 (K) FOR HOURLY-PAID EMPLOYEES

        CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                  FOR HOURLY-PAID EMPLOYEES

     Statement of Net Assets Available for Plan Benefits
                    December 31, 1993
                     (000s omitted)


                                                           Investment Programs - Notes 1 and 2
                                       ----------------------------------------------------------------------------------
                                       Campbell     Phoenix     Vanguard    Contract    Vanguard      Participant
                                       Soup Co.     Growth      Windsor      Income    US Treasury     Promissory
                                        Stock        Fund        Fund         Fund      Portfolio         Notes     Total
                                       ----------------------------------------------------------------------------------
ASSETS
  Investments, at fair value..........  $32,976      $713        $4,431                      $69                  $38,189

  Deposits with insurance companies...                                         $542                                   542

  Short-term investment funds.........       53        19            52         881                                 1,005
                                         -------      ----        ------      ------          ---        ------   -------
        Total investments                 33,029       732         4,483       1,423           69                   39,736
                                         -------      ----        ------      ------          ---        ------   -------
  Loans to participants...............                                                                   $1,325     1,325

  Receivables
    Employer/participants'
     contributions....................       432        16            59          29            4                     540
    Other.............................       118         3             6          18           12                     157
                                         -------      ----        ------      ------          ---        ------   -------
        Total receivables.............       550        19            65          47           16                     697
                                         -------      ----        ------      ------          ---        ------   -------

LIABILITIES
  Payables............................       219                      36           4                                  259
                                         -------      ----        ------      ------          ---        ------   -------
NET ASSETS AVAILABLE FOR PLAN BENEFITS   $33,360      $751        $4,512      $1,466          $85        $1,325   $41,499
                                         =======      ====        ======      ======          ===        ======   =======

The accompanying notes are an integral part of these financial statements.

       4 -- 401 (K) FOR HOURLY-PAID EMPLOYEES

       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                 FOR HOURLY-PAID EMPLOYEES

    Statement of Net Assets Available for Plan Benefits
                  December 31, 1992
                   (000s omitted)

                                                           Investment Programs - Notes 1 and 2
                                       ----------------------------------------------------------------------------------
                                       Campbell     Phoenix     Vanguard    Contract    Vanguard      Participant
                                       Soup Co.     Growth      Windsor      Income    US Treasury     Promissory
                                        Stock        Fund        Fund         Fund      Portfolio         Notes     Total
                                       ----------------------------------------------------------------------------------

ASSETS
  Investments, at fair value.......... $29,647      $589        $3,551                       $33                  $33,820

  Deposits with insurance companies...                                        $825                                    825

  Short-term investment funds.........       5         5             5         356                                    371
                                        -------     ----        ------      ------           ---            ----  -------
      Total investments...............   29,652      594         3,556       1,181            33                   35,016
                                        -------     ----        ------      ------           ---            ----  -------

  Loans to participants...............                                                                      $553      553

  Receivables
    Employer/participants'
     contributions....................      436       15            58          26             3                      538
    Other.............................      194       19            26           8                            10      257
                                        -------     ----        ------      ------           ---            ----  -------
      Total receivables...............      630       34            84          34             3              10      795
                                        -------     ----        ------      ------           ---            ----  -------

LIABILITIES
  Payables............................       52        2             6                                                 60
                                        -------     ----        ------      ------           ---            ----  -------
NET ASSETS AVAILABLE FOR PLAN BENEFITS  $30,230     $626        $3,634      $1,215           $36            $563  $36,304
                                        =======     ====        ======      ======           ===            ====  =======

The accompanying notes are an integral part of these financial statements.

       5 -- 401 (K) FOR HOURLY-PAID EMPLOYEES


        CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                  FOR HOURLY-PAID EMPLOYEES

   Statement of Changes in Net Assets Available for Plan Benefits
                 Year ended December 31, 1993
                       (000s omitted)

                                                           Investment Programs - Notes 1 and 2
                                       ----------------------------------------------------------------------------------
                                       Campbell     Phoenix     Vanguard    Contract    Vanguard      Participant
                                       Soup Co.     Growth      Windsor      Income    US Treasury     Promissory
                                        Stock        Fund        Fund         Fund      Portfolio         Notes     Total
                                       ----------------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Unrealized appreciation
     (depreciation) in fair value of
     investments (Note 4)............. ($1,364)        $1         $309                                            ($1,054)
    Net realized gain (loss) on sale
     of investments...................     721          2           21                                                744
    Interest..........................       9          1            1         $74            $1              $28     114
    Dividends.........................     563         25          371                                                959
                                       -------       ----       ------     ------           ----           ------ -------
                                           (71)        29          702          74             1               28     763
                                       -------       ----       ------     ------           ----           ------ -------
  Contributions:
    Employer..........................   1,711         50          152          79            10                    2,002
    Participants......................   3,714        115          428         218            25                    4,500
                                       -------       ----       ------     ------           ----           ------ -------
                                         5,425        165          580         297            35                    6,502
                                       -------       ----       ------     ------           ----           ------ -------
  Transfers:
    Promissory notes issuance.........  (1,029)       (26)        (118)       (35)                          1,208       0
    Promissory notes repayment........     399          7           50         23                            (479)      0
    Other transfers...................      42        (29)          (5)       (52)            15                5     (24)
                                       -------       ----       ------     ------           ----           ------ -------
                                          (588)       (48)         (73)       (64)            15              734     (24)
                                       -------       ----       ------     ------           ----           ------ -------
       Total additions                   4,766        146        1,209        307             51              762   7,241
                                       -------       ----       ------     ------           ----           ------ -------

Deductions from net assets attributed to:
  Distributions.......................   1,636         21          331         56              2                    2,046
                                       -------       ----       ------     ------           ----           ------ -------
       Net increase                      3,130        125          878        251             49              762   5,195

Net assets available for plan benefits:
  Beginning of year...................  30,230        626        3,634      1,215             36              563  36,304
                                       -------       ----       ------     ------           ----           ------ -------
  End of year......................... $33,360       $751       $4,512     $1,466            $85           $1,325 $41,499
                                       =======       ====       ======     ======           ====           ====== =======

The accompanying notes are an integral part of these financial statements.

       6 -- 401 (K) FOR HOURLY-PAID EMPLOYEES

          CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                  FOR HOURLY-PAID EMPLOYEES

  Statement of Changes in Net Assets Available for Plan Benefits
                  Year ended December 31, 1992
                        (000s omitted)

                                                           Investment Programs - Notes 1 and 2
                                       ----------------------------------------------------------------------------------
                                       Campbell     Phoenix     Vanguard    Contract    Vanguard      Participant
                                       Soup Co.     Growth      Windsor      Income    US Treasury     Promissory
                                        Stock        Fund        Fund         Fund      Portfolio         Notes     Total
                                       ----------------------------------------------------------------------------------

Additions to net assets attributed to:
  Investment income:
    Unrealized appreciation
     (depreciation) in fair value of
     investments (Note 4).............   ($904)        $6         $270                                              ($628)
    Net realized gain(loss) on sale
     of investments...................     765          1           (6)                                               760
    Interest..........................       5                                  $79            $1            $9        94
    Dividends.........................     654         19          227                                                900
                                       -------       ----       ------       ------           ---          ----   -------
                                           520         26          491           79             1             9     1,126
                                       -------       ----       ------       ------           ---          ----   -------

  Contributions:
    Employer..........................   1,557         43          186           84            15                   1,885
    Participants......................   3,353        121          418          226             5                   4,123
                                       -------       ----       ------       ------           ---          ----   -------
                                         4,910        164          604          310            20                   6,008
                                       -------       ----       ------       ------           ---          ----   -------

  Transfers:
    Promissory notes issuance.........    (508)        (5)         (61)         (29)                        603         0
    Promissory notes repayment........      38          1            5            3                         (47)        0
    Other transfers...................     342        (44)        (156)        (131)           19            (2)       28
                                       -------       ----       ------       ------           ---          ----   -------
                                          (128)       (48)        (212)        (157)           19           554        28
                                       -------       ----       ------       ------           ---          ----   -------
      Total additions                    5,302        142          883          232            40           563     7,162
                                       -------       ----       ------       ------           ---          ----   -------

Deductions from net assets attributed to:
  Distributions.......................   2,970         35          256          147             4                   3,412
                                       -------       ----       ------       ------           ---          ----   -------
        Net increase                     2,332        107          627           85            36           563     3,750

Net assets available for plan benefits:
  Beginning of year...................  27,898        519        3,007        1,130                                32,554
                                       -------       ----       ------       ------           ---          ----   -------
  End of year....................      $30,230       $626       $3,634       $1,215           $36          $563   $36,304
                                       =======       ====       ======       ======           ===          ====   =======

The accompanying notes are an integral part of these financial statements.

       7 -- 401 (K) FOR HOURLY-PAID EMPLOYEES

       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                FOR HOURLY-PAID EMPLOYEES

              NOTES TO FINANCIAL STATEMENTS
               December 31, 1993 and 1992

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Investments:

The assets of the Campbell Soup Company Savings and 401(k) Plan for Hourly-Paid Employees (the "Plan") are carried at fair value. The fair value of the Campbell Soup Company capital stock is based upon reported market information. Fair value for the Vanguard Windsor Fund, the Vanguard US Treasury Portfolio, and the Phoenix Growth Fund are determined by the net asset value of the shares as reported by the funds.

The Contract Income Fund is carried at cost which approximated the market value at December 31, 1993 and 1992, and the interest income on this investment option accrues directly to the fund. The Contract Income Fund is a collective investment trust arrangement with a portfolio of insurance contracts jointly held by the Plan and the Campbell Soup Company Savings and 401(k) Plan for Salaried Employees. Individual contract cost and related interest are based on an allocation of the total Contract Income Fund portfolio balance between the two plans based upon their relative fund balances.

Dividend income is recorded on the ex-dividend date and interest is accrued as earned. Realized gains or losses on the sale of investments are determined based on historical average cost. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classification between realized and unrealized, but the total gain or loss will be unaffected.

Other Assets and Liabilities:

Receivables include receivables for dividends and interest, securities sold, loan repayments, and assets due from other investment funds. Payables include amounts due for securities purchased and loan issuances, and assets due to other investment funds.

Statement of Financial Accounting Standards No. 114:

On May 15, 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114 (FAS 114), Accounting by Creditors for Impairment of a Loan. FAS 114, which must be adopted by the Plan by fiscal 1995, requires that impaired loans that are within the scope of this Statement be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. Previously issued financial statements shall not be restated upon adoption of FAS 114.
Adoption of FAS 114 is not expected to have a material effect on the Plan's financial statements.

Reclassification:

Certain amounts in the accompanying financial statements have been reclassified for comparative purposes.

       8 -- 401 (K) FOR HOURLY-PAID EMPLOYEES

       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                FOR HOURLY-PAID EMPLOYEES

              NOTES TO FINANCIAL STATEMENTS
               December 31, 1993 and 1992


NOTE 2 - DESCRIPTION OF THE PLAN

The purpose of the Plan is to encourage employees of Campbell Soup Company (the "Company") and its subsidiaries to save part of their income on a regular basis. Hourly-Paid employees at certain domestic locations of the Company and its subsidiaries are eligible for participation in the Plan. Participation in the Plan is on a voluntary basis. The Plan provides participants with both a 401(k) pre-tax and after-tax contribution option. The plan is supervised, administered, and interpreted by an Administrative Committee, appointed by the Board of Directors of the Company. The Administrative Committee is comprised of one or more persons who may be, but need not be, employees or members of the Board of Directors of the Company. The Administrative Committee has appointed State Street Bank and Trust Company as trustee to manage the assets of the Plan. All expenses incident to the operation of the Plan have been paid by the Company.

Participants authorize payroll deductions which are contributed to the Plan and credited to their individual accounts. Monthly contributions are limited to a pre-tax maximum or a post-tax maximum of 10%, or a combined maximum of 15%, of a participant's earnings, as defined, in multiples of 1%. However, in accordance with the Internal Revenue Code (the "Code"), the amount of a participant's pre-tax contribution for calendar year 1993 was limited to $8,994. Participants may direct that their contributions, in multiples of 10%, be invested in any of the Plan's investment options described below.

The Company makes matching contributions in the amount of 50% of each participant's contribution up to 5% of the participant's earnings. Company contributions are invested in the same funds as the participant's contributions. The Company, in its discretion, can also make an additional contribution to the participant's accounts at the end of the Company's fiscal year.

Participants are always 100% vested in their contributions made to the Plan. An employee who became an active participant in the Plan on April 1, 1989, or when it was first offered to that participant's location, is 100% vested in any portion contributed by the Company. In all other cases, the vested and nonforfeitable interest in amounts credited to the participant's individual account with respect to Company contributions and any earnings and profits thereon vest in various percentages over a five year period in accordance with the vesting schedule contained in the Plan's prospectus.

       9 -- 401 (K) FOR HOURLY-PAID EMPLOYEES

       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                FOR HOURLY-PAID EMPLOYEES

              NOTES TO FINANCIAL STATEMENTS
               December 31, 1993 and 1992

Participants may borrow up to one-half of their fully-vested account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 54 months. The loans bear an interest rate equal to two points above the highest prime rate in effect on the first day of the calendar quarter. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without a penalty.

At the end of any month, a participant who has five continuous years of participation in the Plan may withdraw, once in a calendar year, all or a portion of his or her account balance, except the portion attributable to pre-tax contributions. If a participant is under age 59 1/2, a withdrawal may be made from the participant's pre-tax account only if a financial hardship is demonstrated.

In the event of Plan termination, each partipant will be entitled to receive a benefit in the amount of his or her interest in the Plan, including that portion attributable to Company contributions.

At December 31, 1993, there were 3,095 participants in the Plan.
Some of these participants have portions of their account balances invested in more than one investment option. The following presents the number of participants represented with account balances in each investment option:

           Campbell Soup Company Stock        3,039
           Phoenix Growth Fund                  273
           Vanguard Windsor Fund                684
           Contract Income Fund                 382
           Vanguard US Treasury Portfolio        65

Effective April 1, 1994 Fidelity Institutional Retirement Services Company ("Fidelity") replaced State Street Bank and Trust Company, the trustee, and SunGard, the recordkeeper, for the Campbell Soup Company Savings and 401(k) Plan for Hourly-Paid Employees. In this capacity, Fidelity will serve as recordkeeper, trustee, and investment manager for the Plan's assets and will also provide most employee communications for the Plan's participants. With the exception of Campbell Soup Company stock, the Fidelity family of mutual funds will replace all current investment options of this Plan.

       10 -- 401 (K) FOR HOURLY-PAID EMPLOYEES


       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                FOR HOURLY-PAID EMPLOYEES

              NOTES TO FINANCIAL STATEMENTS
               December 31, 1993 and 1992

NOTE 3 - FEDERAL INCOME TAXES

The most recent tax determination letter received for the Plan is dated October 10, 1990 indicating it is a qualified plan under
Section 401(a) of the Code. Accordingly, no provision has been made for Federal or state income taxes. An updated tax determination letter will be requested in 1994 to reflect the transfer of recordkeeping, trustee, and investment management services to Fidelity Institutional Retirement Services Company, as discussed in Note 2. The Company has represented that the Plan has been administered in accordance with all provisions of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA") and will be amended and/or restated, as necessary, prior to December 31, 1994 to ensure that it remains in compliance with the current laws.


NOTE 4 - UNREALIZED APPRECIATION (DEPRECIATION)

Unrealized appreciation (depreciation) of investments during the years ended December 31, 1993 and 1992 is as follows:

                                                              (000's omitted)

                                              Phoenix       Vanguard          Campbell
                                              Growth         Windsor        Soup Company
                                               Fund           Fund              Stock         Total
                                              -----------------------------------------------------
December 31, 1991                             $15           ($263)            $16,250       $16,002

  Unrealized appreciation (depreciation)
      of investments during the year            6             270                (904)         (628)
                                              -----------------------------------------------------
December 31, 1992                              21               7              15,346        15,374

  Unrealized appreciation (depreciation)
      of investments during the year            1             309              (1,364)       (1,054)
                                              -----------------------------------------------------
December 31, 1993                             $22            $316             $13,982       $14,320
                                              -----------------------------------------------------

There is no unrealized appreciation (depreciation) in the Contract Income Fund or the Vanguard U.S. Treasury Portfolio as these investments are carried at cost.

       11 -- 401 (K) FOR HOURLY-PAID EMPLOYEES

       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                FOR HOURLY-PAID EMPLOYEES

              NOTES TO FINANCIAL STATEMENTS
               December 31, 1993 and 1992


NOTE 5 - BENEFIT OBLIGATIONS

The plan changed its method of accounting for benefit obligations to participants during fiscal year 1992 to comply with recently issued guidance for accounting and disclosure by employee benefit plans. Net assets available for plan benefits at December 31, 1993 and December 31, 1992 have been increased by $510,000 and $264,000, respectively. The 1993 benefit payments have been decreased by $246,000 and the 1992 benefit payments have been increased by $87,000 to reflect this change.

Benefit obligations for participants who have withdrawn a portion or all of their accounts or were separated from the Plan are as follows:

                                             (000's Omitted)
                                  December 31, 1993     December 31, 1992
                                  -----------------     -----------------
Campbell Soup Company Stock              $453                 $227
Phoenix Growth Fund                         3                   27
Vanguard Windsor Fund                       7                    1
Contract Income Fund                       47                    9
                                         ----                 ----
                                         $510                 $264

Participant distributions payable are not presented as a liability in the Statement of Net Assets Available for Plan Benefits or as distributions in the Statement of Changes in Net Assets Available for Plan Benefits. These benefit obligations are reflected as liabilities in the Plan's Form 5500 for fiscal years 1993 and 1992.

NOTE 6 - SETTLEMENT OF THE EXECUTIVE LIFE INSURANCE COMPANY CONTRACT

On April 11, 1991, Executive Life Insurance Company ("Executive Life") was placed into a court-supervised conservatorship in order to protect the rights of policyholders and investors. In a letter dated May 6, 1991, the Company informed all Plan participants that it would guarantee the Executive Life obligation to the Contract Income Fund. Accordingly, the Company purchased the Executive Life investment contract in full from the Contract Income Fund of the Plan on December 31, 1991. In January 1992, the Company paid the Plan approximately $135,000 consisting of $128,000 of principal and $7,000 of interest. As of December 31, 1993 and 1992, the Plan had no amount invested with Executive Life. The Company applied to the Department of Labor ("DOL") for a prohibited transaction exemption. On June 11, 1992, DOL granted the exemption to the Plan in accordance with Section 408(a) of ERISA.

       12 -- 401 (K) FOR HOURLY-PAID EMPLOYEES
                                                                    EXHIBIT 1
       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                  FOR HOURLY-PAID EMPLOYEES

                     Item 27a Form 5500

      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      December 31, 1993
              (000s omitted from dollar amounts)

                                                   Principal amount or
                                                       number of                                 Market
                                                     shares /units                Cost           value (a)
                                                     -----------------------------------------------------
CAMPBELL SOUP COMPANY STOCK
  Campbell Soup Co. Stock, $41.00/sh.......             804,285 shares          $18,994           $32,976
  State Street Bank Short-Term
    Investment.............................              52,503 units                53                53
                                                                               --------------------------
                                                                                $19,047           $33,029
                                                                               ==========================
VANGUARD WINDSOR FUND
  Windsor Fund, $13.91/sh..................             318,566 shares           $4,115            $4,431
  State Street Bank Short-Term
    Investment.............................              51,569 units                52                52
                                                                               --------------------------
                                                                                 $4,167            $4,483
                                                                               ==========================
PHOENIX GROWTH FUND
  Phoenix Growth Fund, $21.04/sh...........              33,892 shares             $691              $713
  State Street Bank Short-Term
    Investment.............................              19,400 units                19                19
                                                                               --------------------------
                                                                                   $710              $732
                                                                               ==========================
CONTRACT INCOME FUND (b)                   Final Maturity   Yield
                                           -------------   ------
  Guaranteed insurance contracts:
    N.Y. Life                                   9/95        8.98%                  $148              $148
    N.Y. Life                                   6/94        5.75%                    93                93
    Provident National                          3/94        9.05%                    61                61
    Life of Virginia                            1/94        8.82%                     8                 8
    Principal Mutual                            9/94        8.45%                     5                 5
    John Hancock                                9/95        7.67%                   227               227
                                                                               --------------------------
       Total contracts....................              542,106 units               542               542(c)
  State Street Bank G-Short-Term
    Investment Fund.......................              881,142 units               881               881
                                                                               --------------------------
                                                                                 $1,423            $1,423
                                                                               ==========================
VANGUARD US TREASURY PORTFOLIO
  Vanguard Money Market Reserve,
    US Treasury Portfolio.................               68,906 units               $69               $69
                                                                               --------------------------
                                                                                    $69               $69
                                                                               ==========================
   (a) Market value of mutual fund shares is equal to the net asset value of the shares reported by the fund.
       Market value is determined by the December 31, 1993 closing sales prices or, in the absence of recorded sales, closing bid prices on the exchange on which the security is primarily traded or, if not traded on the exchange, on the over-the-counter market.
   (b) Individual contract cost is based on an allocation of the total Contract Income Fund portfolio balance between the Plan and the Campbell Soup Company Savings and 401(k) Plan for Salaried Employees.
   (c) Investment contracts are carried at cost which approximated the market value at December 31, 1993.

       13 -- 401 (K) FOR HOURLY-PAID EMPLOYEES

                                                           EXHIBIT 2

       CAMPBELL SOUP COMPANY SAVINGS AND 401(K) PLAN
                FOR HOURLY-PAID EMPLOYEES
                   Item 27d Form 5500

             SCHEDULE OF REPORTABLE TRANSACTIONS
                Year ended December 31, 1993

(series of transactions in excess of 5% of the current value of the Plan's assets as of January 1, 1993 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.)


                                                                                                         Current
                                                         Number      Dollar      Dollar     Cost of      value on      Net gain
                                            Number of     of        value of    value of    assets     transaction   or (loss) on
Party Involved     Description              purchases    sales     purchases      sales      sold         date        disposition
- --------------     -----------              ---------  ---------   --------- ----------    ---------   -----------   -------------
State Street Bank  Campbell Stock - Common    38        47        $5,499,087  $1,504,147    $1,556,060    $1,504,147   ($51,913)

State Street Bank  Vanguard Windsor Fund      20        32           755,391    206,138        185,137       206,138     21,001

State Street Bank  Phoenix Growth Fund        19        18           169,590     49,008         48,380        49,008        628

State Street Bank  Contract Income Fund       12        30            54,600    358,146        358,146       358,146          0

State Street Bank  Vanguard
                     U.S. Treasury Port.      32         5            39,038      2,805          2,805         2,805          0

State Street Bank  Promissory Note Account    55        52         1,164,035    422,809        422,809       422,809          0

       14 -- 401 (K) FOR HOURLY-PAID EMPLOYEES


                       SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative
Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              CAMPBELL SOUP COMPANY SAVINGS
                              AND 401(k) PLAN FOR HOURLY-PAID
                              EMPLOYEES



                         By:  /s/ Frank E. Weise, III
                             ----------------------------------------
                             Frank E. Weise, III
                             Chairman of the Administrative Committee




Date:   June 24, 1994

       15 -- 401 (K) FOR HOURLY-PAID EMPLOYEES


                    INDEX OF EXHIBITS




          Exhibit                                     Page
          -------                                     ----

I - Consent of Independent Accountants                 15

       16 -- 401 (K) FOR HOURLY-PAID EMPLOYEES


            Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (No. 33-26444) of Campbell Soup Company of our report dated April 15, 1994 appearing on page 2 of this Form 11-K.


PRICE WATERHOUSE
Philadelphia, PA  19103
June 23, 1994